1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

May 29, 2013

Ethan Horowitz

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company,” “we,” “us,” or “our”) to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (“the June 30 2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the June 30 2012 10-K unless otherwise specified.

Based on our review of the Staff’s comments, and as further described herein, we respectfully submit that the June 30 2012 10-K is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission. We are happy to discuss this request with the Staff at its convenience.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.	We note your response to comment 1 in our letter dated March 13, 2013. Please provide us with additional information regarding each of the following items:

•	Appendix A in your supplemental response dated March 25, 2013 addresses the recognition of a deferred tax asset related to a capital loss carryforward. Your response states, in part, that this capital loss carry-forward was determined to be more-likely-than-not recoverable at June 30, 2009, consistent with FASB ASC 740-10-25-6. However, this guidance addresses recognition and states that the financial statement effect of a tax position should be recognized when it is more-likely-than-not that the position will be sustained upon examination. It does not address recoverability (measurement) of deferred tax assets. Clearly explain to us how your initial accounting for this item reflects the two-step process described under FASB ASC 740-10-55-3.

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RESPONSE:

Step One: Recognition Under ASC FASB ASC 740-10-55-3 and FASB ASC 740-10-25-6 through 25-7

FASB ASC 740-10-55-3 provides that “[t]he recognition threshold is met when the taxpayer (the reporting entity) concludes that, consistent with paragraphs 740-10-25-6 through 25-7 and 740-10-25-13, it is more likely than not that the taxpayer will sustain the benefit taken or expected to be taken in the tax return in a dispute with taxing authorities if the taxpayer takes the dispute to the court of last resort.” FASB ASC 740-10-25-6 states, in relevant part, that “[t]he determination of whether or not a tax position has met the more-likely-than-not recognition threshold shall consider the facts, circumstances and information available at the reporting date.”

On the reporting date for the Fiscal Year ended June 30, 2009, the Company concluded that it had incurred capital losses in the amount of $34,978,375 and that it was more likely than not that it would sustain that position in a dispute with the Internal Revenue Service if it were to take the dispute to the court of last resort. This conclusion was principally based upon a memorandum received from the accounting firm that prepares and signs the Company’s tax return. Because the Company had no capital gain income in its tax year ended June 30, 2009, or prior tax years, it concluded that it was entitled to a capital loss carryforward, which it treated as a deferred tax asset for GAAP reporting purposes.

Step Two (a): Measurement Under FASB ASC 740-10-55-4 and FASB ASC 740-10-30-7

FASB ASC 740-10-55-4 states that “[r]elatively few disputes are resolved through litigation, and very few are taken to the court of last resort. Generally, the taxpayer and the taxing authority negotiate a settlement to avoid the costs and hazards of litigation. As a result, the measurement of the tax position is based on management’s best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities.” FASB ASC 740-10-30-7 reinforces the point that measurement requires an evaluation of likely dispute resolution, providing that “[a] tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances, and information available at the reporting date.”

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On the reporting date for the Fiscal Year ended June 30, 2009, the Company determined, based on all information available at that time, that the largest amount of tax benefit that was greater than 50 percent likely of being realized upon settlement with the Internal Revenue Service was $12,243,431 ($34,978,375 x .35). Accordingly, the company recorded a deferred tax asset in that amount.

Step Two (b): Establishment of a Valuation Allowance For Deferred Tax Assets Under FASB ASC 740-10-30-2(b) and FASB ASC 740-10-30-16 through 25

FASB ASC 740-10-30-2(b) establishes the rule that “[t]he measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.” Under FASB ASC 740-10-30-18, the future realization of a carryforward “ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law.” All available evidence, both positive and negative, must be considered to determine whether a valuation allowance for deferred tax assets is needed. See FASB ASC 740-10-30-17. In the case of carryforwards and deductible temporary differences, four sources of taxable income may be considered when establishing a valuation allowance: (a) future reversals of existing taxable temporary differences, (b) future taxable income exclusive of reversing temporary differences and carryforwards, (c) taxable income in prior carryback years if carryback is permitted under the tax law, and (d) certain tax planning strategies. See FASB ASC 740-10-30-18.

For its Fiscal Year ended June 30, 2009, the Company recorded an impairment to its oil and gas assets totaling $577 million. This impairment, along with other negative evidence available on the reporting date (including a history of losses and uncertainty regarding energy commodity prices) caused the Company to conclude that, under the standard established by FASB ASC 740-10-30-18, its only likely future source of taxable income was reversals of existing taxable temporary differences. Accordingly, the Company established a valuation allowance of $175 million, which equaled the net amount of recorded deferred tax assets existing on the reporting date, including the deferred tax asset attributable to the capital loss carryforward. This completed the two-step process required by FASB ASC 740-10-55-3, 10-25 and 10-30 with respect to the capital loss.

•	Your discussion under Appendix A also states that this capital loss carry-forward was “removed from the inventory of deferred tax assets” when it was determined that, on a more-likely-than-not basis, this asset was no longer recoverable. Please tell us whether it was no longer more-likely-than-not that this tax position would be sustained upon examination or it was no longer expected that this deferred tax asset would be fully realized. To the extent that you concluded that it was no longer more-likely-than-not that the tax position would be sustained, explain the basis for your conclusion. Address the specific facts or circumstances that changed between the time of initial recognition and subsequent reversal.

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RESPONSE:

Derecognition and Reduced Measurement Under FASB ASC 740-10-40-2, FASB ASC 740-10-30-7 and FASB ASC 740-10-35-2

An entity is required to derecognize a previously recognized tax position in the first period in which it is no longer more-likely-than-not that the tax position would not be sustained upon examination. See FASB ASC 740-10-40-2. Derecognition must be based on management’s best judgment given the facts, circumstances and information available at the reporting date. Id. Subsequent changes in judgment that lead to derecognition must result from the evaluation of new information and not from a new evaluation or interpretation by management of information that was available in a previous financial reporting period. See FASB ASC 740-10-40-2 and FASB ASC 740-10-25-14.

Under FASB ASC 740-10-30-7, a recognized tax position must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the relevant taxing authority (emphasis added). Subsequent measurement of a tax position must be based upon management’s best judgment given the facts, circumstances and information available at the reporting date. See FASB ASC 740-10-35-2. Further, subsequent changes in judgment that lead to changes in measurement must be based on evaluation of new information and not from a new evaluation or interpretation by management of information that was available in a previous financial reporting period. See FASB ASC 740-10-25-15.

Prior to the reporting date for its Fiscal Year ended June 30, 2011, the Company became aware that the accounting firm responsible for preparing its tax return had not recorded the capital loss carryforward on the federal income tax return for the tax year ended June 30, 2010. Upon becoming aware of this fact, the Company consulted with the accounting firm and was advised that its prior analysis regarding the transaction at issue had failed to consider a relevant provision of the Internal Revenue Code. Based on the application of that statutory provision, the accounting firm was no longer of the view that a capital loss had been incurred for federal income tax purposes on a more-likely-than-not basis. As a result of this new factual information, the Company determined that it was no longer more-likely-than-not that the tax position would be sustained. For the same reasons, the Company determined that the correct measurement of the deferred tax asset must be reduced to zero. Because the change in judgment applied to a tax position from a prior year, the tax effect of the change in judgment was recognized in its entirety in the period of the change in judgment (June 30, 2011).

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•	Appendix B in your supplemental response dated March 25, 2013 indicates that the treatment of intangible drilling costs for your state of Louisiana income tax return impacts the preparation of your GAAP-basis financial statements. Specifically, your response states that even though the treatment of intangible drilling costs has not been determined for tax purposes, your GAAP-basis financial statements “contain reasonable measurements of state of Louisiana activity.” It appears that sufficient information should be available at each reporting date to accurately estimate the effect of income taxes on your financial statements. Please describe the process through which you estimate the tax provision for your GAAP-basis financial statements. For example, tell us how you estimate state of Louisiana taxes in connection with the recognition of deferred tax assets and liabilities considering the amount of time that passes before your annual tax return is actually prepared and filed. In addition, please tell us about the manner in which estimated and actual amounts are compared to determine whether there was a material difference. Finally, explain your basis for concluding that the revisions to the carrying amounts for state of Louisiana NOL carryovers is based on information obtained after the reporting date, and not a new evaluation or new interpretation of information that was available in a previous financial reporting period. In this regard, explain why you believe a decision to expense or capitalize intangible drilling costs represents new information, and not a new evaluation or new interpretation of information that was available in a previous period.

RESPONSE:

We have a year ending on June 30 for both GAAP and tax purposes. Our annual report on Form 10-K is therefore due on August 30 of the calendar year, while our United States federal income tax return is not due until March 15 of the following calendar year (including automatic extensions). Our Louisiana state income tax return (which generally follows the federal income tax treatment of intangible drilling and development costs that are the items largely responsible for generating net operating losses) is not due until May 15 of the following calendar year (including automatic extensions).

The Internal Revenue Code gives taxpayers engaged in oil and gas drilling activities an annual choice either to immediately deduct or to capitalize and amortize all or any portion of intangible drilling and development costs (“IDCs”) incurred during the taxable year. Our decision regarding whether to capitalize or deduct all or a portion of our IDCs for a particular tax year involves a complex analysis that is rarely completed by the time we file our Form 10-K. Thus, while we know the amount of IDCs incurred for a reporting year when we file our Form 10-K, we do not know how those costs will be treated on the tax returns for the corresponding tax year (federal or Louisiana). As a result, when we calculate the tax provision for our GAAP-basis financial statements, we make our best judgment, based on information available at the reporting date, of the extent to which we will capitalize or deduct intangible drilling and development costs when the tax return for that year is filed. See FASB ASC 740-10-30-1 (measurement rules apply to measuring current taxes payable or refundable and to measurement of deferred tax assets and liabilities); FASB ASC 740-10-30-7 (measurement of a tax position that meets the more-likely-than-not recognition threshold takes into account the facts, circumstances and information available at the reporting date). This determination impacts the amount of deferred tax assets we record on the GAAP-basis financial statements; deduction of IDC generally results in an increase in the recorded Louisiana NOL carryforward when compared to the results that would occur if capitalization were chosen. However, the determination does not ordinarily affect after-tax earnings because the deferred tax asset generated by expensing IDC for tax purposes (an increase in net operating loss carryforwards) generally gives rise to an offsetting increase in deferred tax liabilities for the difference between the book and tax carrying value of oil and gas assets.

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If our Louisiana state tax return is filed on a basis different than the basis used in preparing the GAAP-basis financial statements (for example, if the GAAP statements assumed a deduction of IDC for tax provision purposes but the tax return in fact adopts capitalization), we revise our estimate of our state tax provision, including updating deferred tax assets if there is a material difference. See FASB ASC 740-10-35-2 (subsequent measurement of a tax position must be based on management’s best judgment given the facts, circumstances and information available at the reporting date). See also Deloitte, “A Roadmap to Accounting for Income Taxes” (March 2011) (citing ASC 250 for the rule that a change in a prior year tax provision is a change in accounting estimate if it results from new information, a change in facts and circumstances, or later identification of information that was not reasonably knowable as of the balance sheet date); FASB ASC 250-10-45-17 (requiring a change in accounting estimate to be accounted for in the period of change). This is a change based on new information (the filing of a tax return) that did not exist at the time the tax provision was initially calculated. See, e.g., AICPA Audit Guide for Life Insurance Companies: Federal Income Taxes: 13.19 (noting that tax liability actually reported on the tax return may be different from the expected tax determined in the accrual, and concluding that a true-up is required in those circumstances). If in fact the treatment on the tax return of IDCs is different than the treatment assumed when preparing the GAAP-basis financial statements, failure to revise the estimate of our state tax provision would result in inaccurate financial statements.

•	Appendix C in your supplemental response dated March 25, 2013 addresses the reversal of a deferred tax liability for a book-tax difference related to the capitalization of expenses. Your response states that in preparing your June 30, 2012 financial statements, it was determined that there was no need for this deferred tax liability because there was no known book-tax difference related to these expenses. Please explain to us why this deferred liability had not been identified as unneeded in any prior year. As part of your response, describe the process through which you monitor temporary differences to determine the impact on previously recognized deferred tax assets and liabilities, including as it relates to the specific deferred liability in question.

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RESPONSE:

We monitor temporary differences to determine the impact on previously recognized deferred tax assets and liabilities by engaging in quarterly and annual reviews of the tax bases of our assets and their reported amounts in our GAAP financial statements. Further, we discuss with our tax return preparer the Schedule M to our tax return on Form 1120, which reconciles book and tax income differences.

The deferred tax liability at issue (relating to interest expense deducted for tax purposes but capitalized for GAAP purposes) was initially recorded in the financial statements for our Fiscal Year ended June 30, 2007. However, based on discussions with our tax return preparer in connection with our annual review of Schedule M for the tax year ended on June 30, 2010, we concluded that we were unable to trace the amount of this deferred tax liability to a specific difference in book and tax carrying value for any asset. This fact had not come to our attention in previous reviews. Pursuant to FASB ASC Topic 450-20-25-8, “general or unspecified business risks” do not meet the requirements for loss accrual. Because we were unable to trace the deferred tax liability to specific assets, it was eliminated.

2.	We note the disclosure on page 96 of your Form 10-K regarding a $67.9 million decrease in the deferred tax liability related to items recorded in other comprehensive income. However, it appears that the change reflected in your financial statements is an increase. Please revise your disclosure to resolve this inconsistency or explain to us why no revision is needed.

RESPONSE:

We acknowledge the Staff’s comment. For the Fiscal Year ended June 30, 2011, there was a deferred tax asset of $36.9 million attributable to other comprehensive income. For the Fiscal Year ended June 30, 2012, there was a deferred tax liability of $31 million attributable to other comprehensive income. Thus, the net change was $67.9 million. Should a similar situation arise in the future, to avoid any confusion, we would provide more detailed disclosure to read as follows to clarify the point that the amount attributable to other comprehensive income changed from a deferred tax asset to a deferred tax liability:

The total change in deferred tax assets and liabilities in the year ended June 30, 2012, includes the elimination of a deferred tax asset of $36.9 million and the creation of a deferred tax liability in the amount of $31 million attributable to other comprehensive income. The deferred tax liability of $31 million attributable to other comprehensive income is included in the derivative instruments line.

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3.	It appears that many of the individual items that make up the adjustment to your income tax expense reconciliation captioned “revaluation of tax attributes” are in excess of five percent of your tax provision. Please tell us how you considered the guidance per Rule 4-08(h) of Regulation S-X in aggregating these amounts into a single line item.

RESPONSE:

We acknowledge the Staff’s comment. Upon further review, five percent of our income tax expense computed at statutory rates for the fiscal year ended June 30, 2012, is $6.6 million. Two items included in our “revaluation of tax attributes” exceed this amount: the reserve of $7.1 million attributable to section 165 abandonment losses and the reserve of $9.6 million attributable to the state of Louisiana effect of the book carrying value of producing properties over their respective tax bases. Five percent of our income tax expense computed at statutory rates for the year ended June 30, 2011, is $1.3 million. Two items included in “revaluation of tax attributes” exceed this amount; the $12.2 million deferred tax asset attributable to capital loss carryforwards and the $6.5 million deferred tax asset attributable to Louisiana net operating loss carryforwards.

We respectfully submit that disclosure of these amounts as separate line items is relatively immaterial and, accordingly, that amendment is not necessary. We commit, however, to rigorously apply Rule 4-08(h) of Regulation S-X in our future financial statements.

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*****

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Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the June 30 2012 10-K to Vinson & Elkins L.L.P., our outside counsel, by contacting Mark Kelly at (713) 758-4592 or Sarah Morgan at (713) 758-2977.

/s/ David West Griffin

cc:	Mark Kelly, Esq.
Sarah Morgan, Esq.
Vinson & Elkins L.L.P.
Via Facsimile

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